Wachtell, Lipton, Rosen & Katz

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000
MARTIN LIPTON	JODI J. SCHWARTZ			MARK GORDON	DAVID E. SHAPIRO
HERBERT M. WACHTELL	ADAM O. EMMERICH			JOSEPH D. LARSON	DAMIAN G. DIDDEN
LAWRENCE B. PEDOWITZ	GEORGE T. CONWAY III			LAWRENCE S. MAKOW	ANTE VUCIC
PAUL VIZCARRONDO, JR.	RALPH M. LEVENE			JEANNEMARIE O’BRIEN	IAN BOCZKO
PETER C. HEIN	RICHARD G. MASON			WAYNE M. CARLIN	MATTHEW M. GUEST
HAROLD S. NOVIKOFF	MICHAEL J. SEGAL	—————————		STEPHEN R. DiPRIMA	DAVID E. KAHAN
MEYER G. KOPLOW	DAVID M. SILK	GEORGE A. KATZ (1965-1989)		NICHOLAS G. DEMMO	DAVID K. LAM
THEODORE N. MIRVIS	ROBIN PANOVKA	JAMES H. FOGELSON (1967-1991)		IGOR KIRMAN	BENJAMIN M. ROTH
EDWARD D. HERLIHY	DAVID A. KATZ	LEONARD M. ROSEN (1965-2014)		JONATHAN M. MOSES	JOSHUA A. FELTMAN
DANIEL A. NEFF	ILENE KNABLE GOTTS	—————————		T. EIKO STANGE	ELAINE P. GOLIN
ERIC M. ROTH	DAVID M. MURPHY	OF COUNSEL		DAVID A. SCHWARTZ	EMIL A. KLEINHAUS
ANDREW R. BROWNSTEIN	JEFFREY M. WINTNER			JOHN F. LYNCH	KARESSA L. CAIN
MICHAEL H. BYOWITZ	TREVOR S. NORWITZ	WILLIAM T. ALLEN	PHILIP MINDLIN	WILLIAM SAVITT	RONALD C.CHEN
PAUL K. ROWE	BEN M. GERMANA	PETER C. CANELLOS	ROBERT M. MORGENTHAU	ERIC M. ROSOF	GORDON S. MOODIE
MARC WOLINSKY	ANDREW J. NUSSBAUM	DAVID M. EINHORN	BERNARD W. NUSSBAUM	MARTIN J.E. ARMS	DONGJU SONG
DAVID GRUENSTEIN	RACHELLE SILVERBERG	KENNETH B. FORREST	ERIC S. ROBINSON	GREGORY E. OSTLING	BRADLEY R. WILSON
STEVEN A. ROSENBLUM	STEVEN A. COHEN	THEODORE GEWERTZ	PATRICIA A. ROBINSON*	DAVID B. ANDERS	GRAHAM W. MELI
STEPHANIE J. SELIGMAN	DEBORAH L. PAUL	MAURA R. GROSSMAN	MICHAEL W. SCHWARTZ	ANDREA K. WAHLQUIST	GREGORY E. PESSIN
JOHN F. SAVARESE	DAVID C. KARP	RICHARD D. KATCHER	ELLIOTT V. STEIN	ADAM J. SHAPIRO	CARRIE M. REILLY
SCOTT K. CHARLES	RICHARD K. KIM	THEODORE A. LEVINE	WARREN R. STERN	NELSON O. FITTS	MARK F. VEBLEN
DAVID S. NEILL	JOSHUA R. CAMMAKER	DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS	JOSHUA M. HOLMES
		ROBERT B. MAZUR	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA
—————————
COUNSEL

		DAVID M. ADLERSTEIN	NANCY B. GREENBAUM
		AMANDA K. ALLEXON	MARK A. KOENIG
		LOUIS J. BARASH	J. AUSTIN LYONS
		DIANNA CHEN	ALICIA C. McCARTHY
		ANDREW J.H. CHEUNG	SABASTIAN V. NILES
		PAMELA EHRENKRANZ	AMANDA N. PERSAUD
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
PAULA N. GORDON

October 17, 2014

VIA HAND DELIVERY AND EDGAR

Ms. Kristina Aberg
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Ventas, Inc.
Registration Statement on Form S-4
Filed September 16, 2014
File No. 333-198789

Dear Ms. Aberg:

On behalf of Ventas, Inc. (“Ventas” or the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on September 16, 2014 (the “Registration Statement”) contained in your letter dated October 14, 2014 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment

Letter.  In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof, and we are separately furnishing to the Staff six courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set out the text of the comments from the Comment Letter followed by our responses.  Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

General

1.                                      Please provide us with copies of all the materials that Citi prepared in connection with its fairness opinion or otherwise provided to the board, including, among other things, any board books, drafts of fairness opinions and summaries of all oral presentations made to the board.

Response:  The presentation materials prepared by Citigroup Global Markets Inc. (“Citi”) in connection with its opinion, dated June 1, 2014, to American Realty Capital Healthcare Trust, Inc.’s (“HCT”) board of directors summarized under the caption “Opinion of HCT’s Financial Advisor” are being provided to the Staff under separate cover by counsel for Citi on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended.  In accordance with such Rules, counsel for Citi has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, counsel for Citi also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

2.                                      Please include pro forma operating data for the combined company, including geographic diversification, tenant concentration and lease expirations.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 39 and 40.

Prospectus Summary

The Merger and the Merger Agreement, page 10

3.                                      We note that the overall merger consideration would be approximately $1.8 billion, based on a September 12, 2014 date.  We further note that in no event will the cash portion of the merger consideration be paid with respect to more than 10 percent of the shares of HCT common stock issued and outstanding immediately prior to the merger closing date.  Please quantify the maximum amount of cash consideration that you may pay should 10 percent or greater of HCT shareholders elect to receive cash consideration.  Please also include disclosure in the body of the prospectus as to the approximate prorated amount of cash consideration per share HCT stockholders may receive should 10 percent, 50 percent and 100 percent of HCT stockholders elect to receive cash.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 74.

The Merger, page 43

4.                                      Please provide further details on the February 24, 2014 meeting that took place between Mr. D’Arcy and you at your Chicago office, including what prompted the meeting and whether or not any acquisition or other plans were discussed.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 46.

5.                                      We refer to the March 30, 2014 meeting.  Please identify HCT’s legal advisors here and disclose if they were specifically retained in connection with the liquidity or merger process.  In addition, please clarify when Ventas engaged its financial advisor, Centerview Partners, LLC, and when the HCT Board engaged Venable LLP as its legal counsel.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 46, 47 and 49.

6.                                      We refer to the conversations between Ms. Cafaro and Mr. Schorsh that occurred in early April 2014.  Please disclose who initiated the conversations, whether they were held in person or telephonically, and discuss what prompted merger discussions at this time.  In addition, we note your disclosure that Mr. Schorsch declined to consider these preliminary indications of interest, but note that the parties entered into an NDA the following day.  Please clarify.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 47 and 48.

7.                                      We note that HCT’s board engaged Merrill Lynch and RCS Capital to assist in evaluating a variety of financial and strategic alternatives before pursuing a merger with Ventas.  Please briefly describe any of these alternatives to the extent given material consideration and briefly describe why management and the board decided not to pursue these alternatives.  Specifically, please discuss in greater detail the possible business combination transaction (i.e., “Unrelated Possible Acquisition”) referenced throughout, including the details of the May 28, 2014 meeting in which it was decided to terminate negotiations with the Unrelated Possible Acquisition.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and 50.

8.                                      Please discuss any material terms of the merger agreement that were negotiated during the May 29 – 31, 2014 meetings.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 50.

9.                                      Please discuss how the members of the Transaction Committee were selected and what duties they were assigned.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 51.

Opinion of HCT’s Financial Advisor, page 55

10.                               Please delete the statement that the summary of the Citi’s opinion is “qualified in its entirety by reference to the full text of the opinion.” Investors are entitled to rely upon your disclosure.

Response:  In response to the Staff’s comment, this statement has been deleted.

11.                               We note that in rendering the fairness opinion, Citi relied on financial forecasts prepared by HCT and Ventas management.  Please revise your disclosure to describe the financial projections relied upon and to summarize the other information that is material to the fairness opinion.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 65, 66 and 67 to disclose prospective financial information of HCT that was provided to Citi and utilized by Citi for the purpose of its financial analysis. As disclosed on page 58, Citi was not provided with, and did not have access to, internal forecasts and estimates relating to Ventas prepared by the management of Ventas, and was instead directed to utilize for purposes of its analysis publicly available forecasts and estimates relating to Ventas.

12.                               We note that Citi’s opinion was delivered on June 1, 2014.  Please disclose whether any material changes in HCT’s operations, performance, or in any of the projections or assumptions upon which Citi based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the HCT stockholder meeting.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 67.

Selected Public Companies Analysis, page 59

13.                               Please disclose in more detail the criteria used to select the public companies used.  If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.  Provide similar disclosure in the “Selected Precedent Transactions Analysis” section.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 62.

14.                               Please expand upon the disclosure as to how estimated FFO and AFFO values of comparable companies were calculated, including whether the FFO values were all calculated in accordance with the NAREIT FFO definition.  Please make similar revisions to the “Ventas Financial Analysis” discussion that begins on page 61.

Response:  The Company supplementally advises the Staff that FFO and AFFO data for the selected companies were not calculated by Citi, but rather reflect Wall Street research analysts’ consensus estimates.  Clarifying revisions have been made in this regard in response to the Staff’s comment on page 61.

Selected Precedent Transactions Analysis, page 60

15.                               Please revise to state when the transactions were completed.  We also note that some of the transactions listed were announced in 2005, 2006 and 2007.  To the extent that such transactions were also consummated during that time period, please discuss why such transactions are useful for comparison in light of the substantial time that has passed since they were completed and the intervening downturn in the real estate market and global economy.

Response:  In response to the Staff’s comment to disclose when the selected precedent transactions were completed, the Company has revised the disclosure on page 62.  With respect to the disclosure relating to transactions that were announced in 2005, 2006 and 2007, the Company supplementally advises the Staff that such transactions met Citi’s criteria previously described in the Registration Statement and as revised in Amendment No. 1 in response to the Staff’s comment 13 of the Comment Letter.  The Company also respectfully notes for the Staff the disclosure appearing on page 60, which indicates that no transaction reviewed is identical or directly comparable to the merger and related transactions and that Citi’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition or other values of the transactions reviewed.  In light of the Staff’s comment, the Company has revised such disclosure on page 60 to identify market conditions as a factor that could affect the acquisition or other values referenced in such disclosure.

Discounted Cash Flow Analysis, page 61

16.                               Please discuss in greater details the assumptions used in the discounted cash flow analysis.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 63.

Miscellaneous, page 63

17.                               Please disclose the amount of compensation Citi has received from HCT and its affiliates and Ventas in the last two years for the services disclosed in this section.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 65.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 3 — Adjustsments to Unaudited Pro Forma Condensed Consolidated Statements of Income, page 105

18.                               We note your disclosure from footnotes (L) and (Q) regarding adjustments made to merger-related expenses and deal costs and other expenses.  Please revise your disclosure to further explain the adjustments made to merger-related expenses and deal costs and to more clearly indicate the amounts of material nonrecurring charges that are not being included in the pro forma income statements, resulting from the merger, for each company and each respective period.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 109 and 111.

19.                               We note your disclosure in footnote (P) explaining your estimates and assumptions used to calculate the pro forma adjustments to depreciation and amortization expense.  Please expand your disclosure to more clearly show the calculation used to arrive at the adjustment amounts for each period presented, including the specific asset categories the adjustments relate to and the corresponding useful lives.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 111.

*                               *                                *                               *                                *                               *

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1352 or by email at RPanovka@wlrk.com, or my colleague Ronald C. Chen at (212) 403-1117 or by email at RCChen@wlrk.com.

Sincerely,

/s/ Robin Panovka
Robin Panovka

cc.                                 T. Richard Riney, Ventas, Inc.

Thomas P. D’Arcy, American Realty Capital Healthcare Trust, Inc.

Peter M. Fass, Proskauer Rose LLP

Steven L. Lichtenfeld, Proskauer Rose LLP

Daniel Ganitsky, Proskauer Rose LLP